UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

IHS Markit Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G58249106

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G58249106

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 18,231,949 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 18,231,949 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 18,231,949 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 423,744,233 common shares of the issuer outstanding as of March 9, 2021, as reported in the Issuer’s Form 8-K filed with the United States Securities and Exchange Commission on May 5, 2021.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 6, 2018 (the “Statement”). The Statement shall not be modified except as specifically provided herein.

This Amendment No. 1 is being filed to reflect the sale of certain common shares of IHS Markit Ltd. (“Common Shares”) by Canada Pension Plan Investment Board (the “Reporting Person”) pursuant to Rule 144 of the Securities Act of 1933, as amended.

Information reported in the Statement remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1.

Item 2. Identity and Background

Schedule I of the Statement is amended and replaced with Schedule I attached hereto.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b)	See items 7 to 11 and 13 on page 2 of Schedule 13D, as amended by Amendment No. 1.

(c)	On May 10, 2021, the Reporting Person sold 3,800,000 Common Shares for a sale price per share of $105.60 pursuant to Rule 144 of the Securities Act of 1933, as amended. Except for such sale, none of the Reporting Person, nor, to its knowledge, any of the Covered Persons, has effected any transaction in Common Shares during the past sixty (60) days.

(d)	None.

(e)	On May 10, 2021, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2021

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Person.

Directors of the Reporting Person

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

Chuck Magro

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, United States

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Executive Officers of the Reporting Person

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Chief Investment Officer & Head of Total Fund Management

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah K. Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Kelly Shen

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Technology and Data Officer

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark